Exhibit 99.3

On Reports Results for the Second Quarter and Six-Month Period Ended June 30, 2025
•Driven by the brand's global momentum and successful execution of its strategic priorities, On delivers another record quarter for net sales, combined with significant increases in profitability. Net sales increase by 32.0% year-over-year, and by 38.2% on a constant currency basis, reaching CHF 749.2 million. This growth is led by continued strength in On's Direct-to-Consumer ("DTC") channel, with net sales growing 47.2% on a reported basis and 54.3% on a constant currency basis, reflecting strong demand in all of On's regions. As a result, the DTC share reaches a new second-quarter high of 41.1%.
•Reflecting the substantial increase in DTC share, On's continued focus on operational excellence, and favorable foreign exchange developments, On achieves a strong gross profit margin of 61.5% in the second quarter, up significantly from 59.9% in the prior year period. Aligned with its commitment to also drive increasing profitability, the Company reports an adjusted EBITDA margin of 18.2% in the second quarter, up 220 basis points year-over-year, corresponding to absolute adjusted EBITDA of CHF 136.1 million.
•On is executing with clarity and precision against its strategic growth pillars - driving rapid growth in the apparel category, expanding its premium global retail footprint, and building exceptional momentum in the Asia-Pacific region.
•On continues to strengthen its performance credibility, with recent launches in Running, Tennis, and Trail elevating its product offering and reinforcing its premium, differentiated positioning at the intersection of Lifestyle and Performance. The brand has gained global recognition as one of the most influential and sought-after names in its category, highlighting its rising brand awareness across sports, fashion, and design.
•Following another record quarter and given ongoing strong momentum, On looks ahead with increased confidence in the outlook and raises its full-year 2025 guidance on both net sales and profitability. The Company now expects net sales growth of at least 31% on a constant currency basis, translating to reported net sales of CHF 2.91 billion at current spot rates. Supported by strong top-line growth, the brand's premium positioning and ongoing operational efficiencies, On now expects to achieve a gross profit margin in the range of 60.5-61.0% and an adjusted EBITDA margin in the range of 17.0-17.5%, both above previous guidance.

ZURICH, Switzerland, August 12, 2025 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the second quarter and six-month period ended June 30, 2025.

David Allemann, Co-Founder and Executive Co-Chairman of On, said: "Our Q2 results leave no doubt: On is playing the long game. We achieved a remarkable 38.2% net sales growth on a constant currency basis, not by chasing trends, but by building a resilient brand for decades ahead. This quarter proves our strategy is working - from our diversified portfolio of iconic footwear franchises to our stellar growth in apparel and our global brand footprint. The future of On is taking shape right now, and the most exciting chapters are ahead of us."

Martin Hoffmann, CEO and CFO of On, said: "We're one and a half years into our three-year strategic plan, and the results of our consistent execution and unwavering focus are clearly visible in the outstanding numbers we report today. Our premium positioning is coming to life across every consumer touchpoint, with product innovation, storytelling and distribution all working together to elevate the brand further. We're also incredibly encouraged by the strong engagement and enthusiasm we're seeing from our retail partners, whose support adds to the momentum behind the brand. Our performance gives us strong conviction in the impact of our strategy and the opportunities ahead to build an even more distinctive and desirable global brand."
Key Financial and Operating Metrics

Key financial and operating metrics for the three-month period ended June 30, 2025 compared to the three-month period ended June 30, 2024 include:

•net sales increased by 32.0% to CHF 749.2 million, or by 38.2% on a constant currency basis;
•net sales through the direct-to-consumer ("DTC") sales channel increased by 47.2% to CHF 308.3 million, or by 54.3% on a constant currency basis;
•net sales through the wholesale sales channel increased by 23.1% to CHF 441.0 million, or by 28.8% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 42.9% to CHF 197.8 million, 16.8% to CHF 432.3 million and 101.3% to CHF 119.2 million, respectively;

•net sales in EMEA, Americas, and Asia-Pacific increased by 46.1%, 23.6% and 110.9% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 29.9% to CHF 704.9 million, 67.5% to 36.7 million and 133.3% to 7.7 million, respectively;
•net sales from shoes, apparel and accessories increased by 36.0%, 75.5%, 143.2% on a constant currency basis, respectively;
•gross profit increased by 35.4% to CHF 460.8 million from CHF 340.2 million;
•gross profit margin increased to 61.5% from 59.9%;
•net income / (loss) decreased by 232.7% to CHF (40.9) million from CHF 30.8 million;
•net income margin decreased to (5.5)% from 5.4%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to (0.12) from 0.10;
•diluted EPS Class A (CHF) decreased to (0.12) from 0.09;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 50.0% to CHF 136.1 million from CHF 90.8 million;
•adjusted EBITDA margin increased to 18.2% from 16.0%;
•adjusted net income decreased to CHF (29.7) million from CHF 46.9 million;
•adjusted basic EPS Class A (CHF) decreased to (0.09) from 0.15; and
•adjusted diluted EPS Class A (CHF) decreased to (0.09) from 0.14.

Key financial and operating metrics for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024 include:
•net sales increased by 37.2% to CHF 1,475.8 million; or by 39.1% on a constant currency basis;
•net sales through the DTC sales channel increased by 46.3% to CHF 585.2 million, or by 48.6% on a constant currency basis;
•net sales through the wholesale sales channel increased by 31.8% to CHF 890.6 million, or by 33.4% on constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 38.5% to CHF 366.4 million, 24.3% to CHF 869.7 million and 114.8% to CHF 239.7 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 39.8%, 25.9% and 119.4% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 34.9% to CHF 1,385.8 million, 79.6% to CHF 74.8 million and 114.1% to CHF 15.2 million, respectively;
•net sales from shoes, apparel and accessories increased by 36.7%, 82.8%, 118.5% on a constant currency basis, respectively;
•gross profit increased by 39.2% to CHF 896.1 million from CHF 643.6 million;
•gross profit margin increased to 60.7% from 59.8%;
•net income decreased by 87.1% to CHF 15.8 million from CHF 122.2 million;
•net income margin decreased to 1.1% from 11.4%;
•basic EPS Class A (CHF) decreased to 0.05 from 0.38;
•diluted EPS Class A (CHF) decreased to 0.05 from 0.37;
•adjusted EBITDA increased by 52.2% to CHF 256.1 million from CHF 168.2 million;
•adjusted EBITDA margin increased to 17.4% from 15.6%;
•adjusted net income decreased to CHF 40.9 million from CHF 153.4 million;
•adjusted basic EPS Class A (CHF) decreased to 0.12 from 0.48; and
•adjusted diluted EPS Class A (CHF) decreased to 0.12 from 0.47.

Key financial and operating metrics as of June 30, 2025 compared to December 31, 2024 included:
•cash and cash equivalents decreased by 8% to CHF 846.6 million from CHF 924.3 million; and
•net working capital increased by 6.9% to CHF 533.4 million from CHF 498.9 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section titled “Non-IFRS Measures.”

Outlook
On delivered exceptional first-half 2025 results, reflecting the brand's continued global momentum and consistent progress on its strategic focuses. Following a standout second quarter, ongoing momentum and strong order books, On enters the second half of 2025 with remarkable brand energy, underpinned by a strong line-up of innovative and exciting products across verticals and categories. Given its strong recent performance and resulting increased confidence in the outlook, On is raising its full-year guidance on all line items.

•Net sales: Expected to be up at least 31% year-over-year on a constant currency basis (previously up at least 28%) At current spot rates, this corresponds to reported net sales of at least CHF 2.91 billion (previously CHF 2.86 billion). This outlook continues to embed prudence given the still uncertain macro outlook.
•Gross profit margin: Expected to be in the range of 60.5-61.0% (previously 60.0-60.5%).
•Adjusted EBITDA margin: Expected to be in the range of 17.0-17.5% (previously 16.5-17.5%).

The above guidance includes additional reciprocal tariffs per the United States Presidential Executive Order issued on July 31, 2025.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss second quarter results is scheduled for August 12, 2025 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 4398682

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/637532529. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fifteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Unaudited interim condensed consolidated statements of income

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025		2024

Net sales	749.2	567.7	1,475.8	—	1,075.9
Cost of sales	(288.4)	(227.4)	(579.7)		(432.3)
Gross profit	460.8	340.2	896.1		643.6
Selling, general and administrative expenses	(368.0)	(292.9)	(726.3)		(557.7)
Operating result	92.8	47.3	169.8		85.8
Financial income	7.5	5.8	14.8		11.2
Financial expenses	(7.7)	(5.9)	(13.6)		(10.8)
Foreign exchange gain / (loss)	(139.9)	(4.5)	(154.4)		72.3
Income / (loss) before taxes	(47.3)	42.7	16.6		158.5
Income tax benefit / (expense)	6.4	(11.8)	(0.8)		(36.3)
Net income / (loss)	(40.9)	30.8	15.8		122.2
Earnings per share
Basic EPS Class A (CHF)	(0.12)	0.10	0.05		0.38
Basic EPS Class B (CHF)	(0.01)	0.01	—		0.04

Diluted EPS Class A (CHF)	(0.12)	0.09	0.05		0.37
Diluted EPS Class B (CHF)	(0.01)	0.01	—		0.04

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	6/30/2025	12/31/2024

Cash and cash equivalents	846.6	924.3
Trade receivables	333.8	246.1
Inventories	360.4	419.2
Other current financial assets	51.8	56.4
Other current operating assets	139.3	113.7

Current assets	1,731.9	1,759.7

Property, plant and equipment	127.2	127.2
Right-of-use assets	476.6	323.6
Intangible assets	55.3	58.3
Deferred tax assets	152.5	107.8

Non-current assets	811.7	617.0

Assets	2,543.6	2,376.7

Trade payables	160.7	166.5
Current lease liabilities	70.9	59.1
Other current financial liabilities	52.8	51.3
Other current operating liabilities	320.9	299.3
Current provisions	16.9	21.7
Income tax liabilities	63.6	62.5

Current liabilities	685.9	660.4

Employee benefit obligations	7.0	8.6
Non-current provisions	17.4	14.9
Non-current lease liabilities	426.9	288.5
Other non-current financial liabilities	0.7	1.7
Deferred tax liabilities	8.8	10.8

Non-current liabilities	460.7	324.5

Share capital	33.7	33.7
Treasury shares	(26.6)	(26.8)
Capital reserves	1,242.8	1,210.0
Other reserves	(47.6)	(4.0)
Retained earnings	194.7	178.9

Equity	1,397.0	1,391.8

Equity and liabilities	2,543.6	2,376.7

Unaudited interim condensed consolidated statements of cash flows

	Six-month period ended June 30,
(CHF in millions)	2025	2024

Net income	15.8	122.2
Adjustments for:
Share-based compensation	25.2	22.9
Employee benefit expenses	1.8	0.9
Depreciation and amortization	60.7	48.5
Loss on disposal of assets	0.2	—
Interest income and expenses	(4.6)	(3.6)
Net exchange differences	159.2	(61.3)
Income taxes	0.8	36.3
Change in working capital	(144.1)	(32.2)
Trade receivables	(122.7)	(98.0)
Inventories	(17.8)	(16.8)
Trade payables	(3.5)	82.7
Change in other current assets / liabilities	10.6	57.3
Change in provisions	(4.6)	10.5
Interest received	14.5	10.9
Income taxes paid	(46.5)	(28.9)
Cash inflow from operating activities	89.1	183.5

Purchase of property, plant and equipment	(27.3)	(23.7)
Proceeds from disposal of tangible assets	0.1	—
Purchase of intangible assets	(2.2)	(2.3)
Cash (outflow) from investing activities	(29.4)	(26.0)

Payments of lease liabilities	(34.7)	(23.7)
Proceeds on sale of treasury shares related to share-based compensation	7.7	5.2
Interest paid	(9.9)	(7.3)
Cash (outflow) from financing activities	(37.0)	(25.8)

Change in net cash and cash equivalents	22.6	131.7
Net cash and cash equivalents at January 1	924.3	494.6
Net impact of foreign exchange rate differences	(100.3)	26.2
Net cash and cash equivalents at June 30	846.6	652.4

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2025	2024	% Change	2025	2024	% Change

Net income / (loss)	(40.9)	30.8	(232.7)%	15.8	122.2	(87.1)%
Exclude the impact of:
Income taxes	(6.4)	11.8	(154.1)%	0.8	36.3	(97.7)%
Financial income	(7.5)	(5.8)	29.3%	(14.8)	(11.2)	32.1%
Financial expenses	7.7	5.9	30.5%	13.6	10.8	25.9%
Foreign exchange result	139.9	4.5	3008.9%	154.4	(72.3)	(313.6)%
Depreciation and amortization	32.4	26.3	23.1%	60.7	48.5	25.3%
Share-based compensation(1)	10.9	17.1	(36.2)%	25.5	33.9	(24.8)%
Adjusted EBITDA	136.1	90.8	50.0%	256.1	168.2	52.2%
Adjusted EBITDA Margin	18.2%	16.0%		17.4%	15.6%
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income / (loss)	(36.7)	(4.2)	27.5	3.3
Exclude the impact of:
Share-based compensation(1)	9.8	1.1	15.3	1.8
Tax effect of adjustments(2)	0.3	—	(0.9)	(0.1)
Adjusted net income / (loss)	(26.6)	(3.1)	41.9	5.0

Weighted number of outstanding shares	295,531,210	341,044,191	288,082,955	345,437,500
Weighted number of shares with dilutive effects	3,300,452	12,293,550	3,430,738	12,467,091
Weighted number of outstanding shares (diluted and undiluted)(3)	298,831,662	353,337,741	291,513,693	357,904,591

Adjusted basic EPS (CHF)	(0.09)	(0.01)	0.15	0.01
Adjusted diluted EPS (CHF)	(0.09)	(0.01)	0.14	0.01
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income / (loss)	14.1	1.6	109.1	13.1
Exclude the impact of:
Share-based compensation(1)	22.8	2.7	30.3	3.6
Tax effect of adjustments(2)	(0.4)	—	(2.5)	(0.3)
Adjusted net income / (loss)	36.6	4.3	136.9	16.4

Weighted number of outstanding shares	294,458,484	343,228,709	287,985,587	345,437,500
Weighted number of shares with dilutive effects	4,005,446	12,885,677	3,366,410	12,174,230
Weighted number of outstanding shares (diluted and undiluted)(3)	298,463,930	356,114,386	291,351,998	357,611,730

Adjusted basic EPS (CHF)	0.12	0.01	0.48	0.05
Adjusted diluted EPS (CHF)	0.12	0.01	0.47	0.05
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended June 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	441.0	358.2	23.1%	28.8%
Direct-to-consumer	308.3	209.4	47.2%	54.3%
Net sales	749.2	567.7	32.0%	38.2%

	Six-month period ended June 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	890.6	675.9	31.8%	33.4%
Direct-to-consumer	585.2	399.9	46.3%	48.6%
Net sales	1,475.8	1,075.9	37.2%	39.1%

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	432.3	370.0	16.8%	23.6%
Europe, Middle East and Africa	197.8	138.4	42.9%	46.1%
Asia-Pacific	119.2	59.2	101.3%	110.9%
Net Sales	749.2	567.7	32.0%	38.2%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non- IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

	Six-month period ended June 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	869.7	699.7	24.3%	25.9%
Europe, Middle East and Africa	366.4	264.6	38.5%	39.8%
Asia-Pacific	239.7	111.6	114.8%	119.4%
Net Sales	1,475.8	1,075.9	37.2%	39.1%

Net sales by product
The following table presents net sales by product group:

	Three-month period ended June 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	704.9	542.5	29.9%	36.0%
Apparel	36.7	21.9	67.5%	75.5%
Accessories	7.7	3.3	133.3%	143.2%
Net Sales	749.2	567.7	32.0%	38.2%

	Six-month period ended June 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	1,385.8	1,027.1	34.9%	36.7%
Apparel	74.8	41.6	79.6%	82.8%
Accessories	15.2	7.1	114.1%	118.5%
Net Sales	1,475.8	1,075.9	37.2%	39.1%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non- IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2025	2024	% Change

Trade receivables	333.8	246.1	35.6%
Inventories	360.4	419.2	(14.0)%
Trade payables	(160.7)	(166.5)	(3.4)%
Net working capital	533.4	498.9	6.9%